SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a – 16 OR
15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	New CEO Press Release

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lsutiger —————————————— Danny Lsutiger Chief Financial Officer

Date: October 20, 2004

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FOR:	OPTIBASE, LTD.

OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com

KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

For Immediate Release
OPTIBASE APPOINTS UZI BREIER CEO

HERZLIYA, Israel, October 20, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital video solutions, today announced that Uzi Breier will join the company as Chief Executive Officer, effective November 1st. With Mr. Breier’s appointment, Tom Wyler will resign as CEO. Tom Wyler will retain his position as Executive Chairman of Optibase’s Board of Directors and will assume the role of President.

Mr.Breier brings to Optibase an impressive management background in the telecommunications and semiconductor industries where he held a number of senior executive positions. Mr. Breier, who most recently served as Chief Executive Officer of Emblaze Semiconductor, will be in charge of the Company’s business plans and strategies.

As chief executive of Emblaze Semiconductor, Mr. Breier implemented new strategic initiatives, which are generally credited with resulting in increased sales. In July 2004, Zoran, Inc., a provider of solutions for the digital entertainment and imaging markets, acquired Emblaze Semiconductor. Mr. Breier also held senior executive positions at Emblaze Systems, Flextronics International, Ltd., and National Semiconductor.

Commenting on the appointment, Tom Wyler, Executive Chairman and President of Optibase said, “On behalf of everyone at Optibase, I would like to welcome Uzi to the Company. We believe that Uzi has demonstrated the ability to successfully grow and operate companies in the technology sector. Uzi’s extensive sales, marketing and leadership experience complements the efforts that we are currently making toward achieving revenue growth and operational profitability. He shares our dedication in taking Optibase to the next level, and we are very pleased to have Uzi on board.”

Mr.Breier holds an MBA in Management and International Trade from San Jose State University, and graduated summa cum laude from New York Institute of Technology where he received a B.Sc. in computer science and a B.Sc. in industrial engineering.

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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